Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
October 5, 2011

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due October 4, 2013

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	October 5, 2011
Settlement Date (T+3):	October 11, 2011
Maturity Date:	October 4, 2013
Benchmark:	3-Month USD LIBOR
Coupon:	3-Month USD LIBOR + 40 bps
Coupon Payment Dates and
Interest Reset Dates:	Quarterly on the 4th of January, April, July and October, commencing on January 4, 2012 and ending on the maturity date
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	October 7, 2011
Day Count:	Actual / 360
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000%
Gross Spread:	0.100%
Net Proceeds (%):	99.900%
Net Proceeds ($):	$499,500,000
CUSIP:	24422ERJ0
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll- free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the SEC.  Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of the notes in the United States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with applicable securities laws and regulations and the rules of FINRA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.